PMU News Release #05-05 TSE, AMEX Symbol PMU March 30, 2005

FINAL AGREEMENT ON ANDACOLLO SALE SIGNED

A formal final agreement to sell Pacific Rim Mining Corp.’s (“Pacific Rim”) wholly owned subsidiary DMC Cayman Inc. to a private arms-length investor has been signed by both parties. The sale will close within a further 30 days, pending regulatory and court approval. DMC Cayman Inc.’s primary holding is the Andacollo gold mine in Chile, which was officially shut down in December 2000 by Pacific Rim’s predecessor company Dayton Mining Corporation.

The purchaser has deposited in escrow both the US $900,000 payment required upon signing of a final agreement under the terms of the January 27, 2005 Letter of Intent, and the US $1 million payment due June 1, 2005. This is in addition to a US $100,000 non-refundable down payment deposited on January 27, 2005. All payments will be released to Pacific Rim upon closing of the sale, expected on or before April 28, 2005. Future payments under the terms of the agreement include: US $1 million 18 months after closing; US $1 million 30 months after closing; and, $1 million 36 months after closing.

“We are very pleased to have finalized the sale of our Andacollo asset and look forward to closing the sale next month,” states Tom Shrake, CEO. “The sale proceeds will allow the Company to move forward aggressively on a number of exploration and market education initiatives. Our primary, short-term objectives are to expedite our South Minita definition drilling program with the addition of two new drill rigs. When completed, the South Minita drilling will lead to a resource estimate for this new discovery, expected by mid-2005, to be followed by a scoping study that will consider an expanded underground operation based on the Minita deposit pre-feasibility results recently reported. South Minita has the potential to significantly improve upon the rate of return cited in the Minita pre-feasibility study by expanding throughput, lowering costs and reducing the payback period. We intend to meet these immediate objectives as quickly and efficiently as possible.”

About Pacific Rim Mining Corp.
Pacific Rim is an advanced-stage gold exploration company developing a high-grade, low operating cost ore deposit on its El Dorado gold project in El Salvador. The Company is in the uncommon position of having cash flow from its 49% interest in the Denton-Rawhide gold residual heap leach operation in Nevada with which to conduct its exploration activities. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the eventual closing of the sale; fulfillment of the terms laid out in the final agreement; actual use of the proceeds of the sale; results of current exploration activities; the results from future exploration opportunities; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.